Provident Energy Closes Acquisition of Rainbow Assets

NEWS RELEASE NUMBER 21-06	August 31, 2006

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) today announced the closing of the previously-announced acquisition of a package of natural gas producing assets in the Rainbow and Peace River Arch areas of northwestern Alberta (the “Rainbow Assets”) for a net purchase price of approximately C$476 million. The acquisition adds daily production of approximately 5,500 barrels of oil equivalent, over 90 percent of which is natural gas, and over 200 identified drilling locations.

“These high quality producing assets strengthen our upstream oil and gas production business and have substantial upside,” said Provident President and Chief Executive Officer Thomas Buchanan. “We anticipate a smooth integration process, and we are planning a strong winter drilling program.”

The acquisition was partially financed by a bought deal short form prospectus offering of 16.3 million Subscription Receipts of Provident at a price of C$13.85 per Subscription Receipt for proceeds of approximately C$226 million. The offering of subscription receipts was sold to a syndicate of underwriters led by National Bank Financial Inc. and TD Securities Inc. The remaining portion of the purchase price was financed through Provident’s credit facilities.

The Subscription Receipts traded on the Toronto Stock Exchange (TSX) under the symbol "PVE.R." With the closing of the acquisition, trading in the Subscription Receipts will be halted today and will remain halted until the close of business at which time they will be delisted. Holders of Subscription Receipts will receive one trust unit of Provident for each Subscription Receipt held. Also, holders of the subscription receipts who receive trust units will receive C$0.12 per Subscription Receipt, the equivalent of Provident’s August distribution payable in September. This payment is to be treated as a reduction to the purchase price of the units acquired through the Subscription Receipts. Holders of Subscription Receipts are not required to take any action in order to receive the trust units and cash to which they are entitled.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada, Southern California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

Investor and Media Contact: Laurie Stretch Senior Manager Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com